December 15, 2009

Adam Scaramella, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
200 Wood Avenue South
Iselin, NJ 08830

      Re: PRIAC Variable Contract Account A
               Initial Registration Statement on Form N-4
               File Nos. 333-162553 and 811-21988

Dear Mr. Scaramella:

      The staff has reviewed the above-referenced registration statement, which the Commission received on October 16, 2009. Based on our review, we have the following comments on the registration statement:

1. <u>Cover</u>
   Please provide the statement required by Item 1(a)(v) that the prospectus sets forth the information about the Registrant that a prospective investor ought to know before investing.

2. <u>Total Annual Mutual Fund Operating Expenses (Page 9)</u>
   Please estimate expenses as of September 30, 2009 for the Dryden Fund. Also, whenever you reference the AST Portfolio, please clarify that reference by adding "Money Market."

3. <u>Summary (Page 11)</u>
   (a) Please make sure that all the information required by Item 5 is included in either the summary or the subsequent discussion in Part II. For example, I did not locate the statement required by Item 5(b)(ii).

   (b) Since there is only one variable investment option, please delete all language which indicates there may be more than one. For example, in the first three paragraphs of the summary and elsewhere do not refer to "Variable Investment Options."

   (c) In the last paragraph of Section 1, please specify all applicable refund periods and disclose how they affect cancellation rights under the contract, particularly with respect to Plan Type B. Please make the same clarification in the "Short Term Cancellation Right or 'Free Look'" section on page 15.   Also, please indicate that in the event of cancellation during the "free-look" period that the investor will receive the greater of Purchase Payments or Contract Value.

4. <u>Transfers Among Options (Page 18)</u>
    Please eliminate this section since no other option is available.

5. <u>Financial Statements, Exhibits, and Other Information</u>
    Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

6. <u>Tandy Comment</u>
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing and the staff comments, the registrant's changes to the disclosure in response to the staff comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
    · the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

        Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

        If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

        Sincerely,

        Sally Samuel
        Senior Counsel
        Office of Insurance Products